                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                            UGLY DUCKLING CORPORATION
                            -------------------------
                       (Name of Subject Company (Issuer))

                              UDC ACQUISITION CORP.
                              ---------------------
                        (Offeror and Affiliate of Issuer)

                               UDC HOLDINGS CORP.
                               ------------------
                        (Offeror and Affiliate of Issuer)

                               Ernest C. Garcia II
                               -------------------
                        (Offeror and Affiliate of Issuer)

                               GREGORY B. SULLIVAN
                               -------------------
                        (Offeror and Affiliate of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   903512 10 1
                                   -----------
                      (CUSIP Number of Class of Securities)

 Steven P. Johnson, Esq.                                With Copy to:
2575 East Camelback Road                            Christopher D. Johnson
        Suite 700                              Squire, Sanders & Dempsey L.L.P.
 Phoenix, Arizona 85016                      40 North Central Avenue, Suite 2700
     (602) 778-5003                                 Phoenix, Arizona 85004
                                                        (602) 528-4046

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
                 Communications on Behalf of the Filing Person)

                            CALCULATION OF FILING FEE
         Transaction value (1)               Amount of Filing Fee (2)
              $17,056,254                           $3,411.25

(1) Solely for the purpose of calculating the filing fee and based on 4,831,800 shares of common stock (which is the aggregate maximum number of shares of common stock subject to the tender) at $3.53 per share.

(2) Fee calculated in accordance with Rule 0-11(a)(4) and Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended.

[X]      Check box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:          $2,439.62            Filing Party:   Ernest C. Garcia II

Form or Registration No.:        Schedule TO          Date Filed:     November 26, 2001

[_]      Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[ ]      issuer tender offer subject to rule 13e-4.

[X]      going-private transaction subject to Rule 13e-3.

[X]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing if a final amendment reporting the results of the tender offer: [_]

Cusip No. 903512 10 1

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         UDC Acquisition Corp., I.R.S. Identification No. _____________________

--------------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group

         (a)  [X]

         (b)  [ ]

--------------------------------------------------------------------------------

    3.   SEC Use Only

--------------------------------------------------------------------------------
    4.   Source of Funds

         00
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
    6.   Citizenship or Place of Organization

                 Delaware
--------------------------------------------------------------------------------
Number of        7.   Sole Voting Power: -0-
Shares
                 ---------------------------------------------------------------
Beneficially     8.   Shared Voting Power: -0-
Owned by
                 ---------------------------------------------------------------
Each             9.   Sole Dispositive Power: -0-
Reporting
                 ---------------------------------------------------------------
Person With      10.  Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
    11.  Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

--------------------------------------------------------------------------------
    12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

--------------------------------------------------------------------------------
    13.  Percent of Class Represented by Amount in Row (11): -0-

--------------------------------------------------------------------------------
    14.  Type of Reporting Person

         CO

Cusip No. 903512 10 1

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Ernest C. Garcia II

--------------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group

         (a)  [X]

         (b)  [ ]

--------------------------------------------------------------------------------

    3.   SEC Use Only

--------------------------------------------------------------------------------
    4.   Source of Funds:

         PF, OO
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
    6.   Citizenship or Place of Organization: United States of America

--------------------------------------------------------------------------------
Number of        7.   Sole Voting Power: 7,482,200 (includes options to purchase
Shares                40,000 shares)
                 ---------------------------------------------------------------
Beneficially     8.   Shared Voting Power: -0-
Owned by
                 ---------------------------------------------------------------
Each             9.   Sole Dispositive Power: 7,482,200 (includes options to
Reporting             purchase 40,000 shares)
                 ---------------------------------------------------------------
Person With      10.  Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
    11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

         7,482,200 (includes options to purchase 40,000 shares)
--------------------------------------------------------------------------------
    12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

--------------------------------------------------------------------------------
    13.  Percent of Class Represented by Amount in Row (11): 60.8%

--------------------------------------------------------------------------------
    14.  Type of Reporting Person: IN

Cusip No. 903512 10 1

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Gregory B. Sullivan

--------------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group

         (a)  [X]

         (b)  [ ]

--------------------------------------------------------------------------------

    3.   SEC Use Only

--------------------------------------------------------------------------------
    4.   Source of Funds:

         PF, OO, SC
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
    6.   Citizenship or Place of Organization: United States of America

--------------------------------------------------------------------------------
Number of        7.   Sole Voting Power: 334,800 (includes options to purchase
Shares                275,000 shares)
                 ---------------------------------------------------------------
Beneficially     8.   Shared Voting Power: -0-
Owned by
                 ---------------------------------------------------------------
Each             9.   Sole Dispositive Power: 334,800 (includes options to
Reporting             purchase 275,000 shares)
                 ---------------------------------------------------------------
Person With      10.  Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
    11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         334,800 (includes options to purchase 275,000 shares)
--------------------------------------------------------------------------------
    12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [X]

--------------------------------------------------------------------------------
    13.  Percent of Class Represented by Amount in Row (11): 2.7%

--------------------------------------------------------------------------------
    14.  Type of Reporting Person: IN

         This Amendment No. 3 to the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO relates to the offer by UDC Acquisition Corp., a Delaware corporation ("UDC Acquisition") to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Ugly Duckling Corporation, a Delaware corporation (the "Company"), at a purchase price of $3.53 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated December 11, 2001 (the "Amended Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(iv), and in the related Amended and Restated Letter of Transmittal (which, together with the Amended Offer to Purchase, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(1)(v).

         This Amendment No. 3 dated December 11, 2001 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on November 26, 2001, as amended and supplemented by Amendment No. 1 filed with the SEC on December 4, 2001, and Amendment No. 2 filed with the SEC on December 20, 2001 by Ernest C. Garcia II in connection with an offer to purchase the Shares.

         This Amendment No. 3 amends the Original Statement by, among other things, replacing Mr. Garcia with UDC Acquisition, owned in majority by Mr. Garcia and created for the purpose of effecting the Offer and the "second-step" merger, including the Amended Offer to Purchase, which notifies the stockholders that, among other things, the Offer to Purchase which was mailed to stockholders on November 26, 2001, has been amended and restated, to among other things, (i) indicate that the purchase price of the Offer has been increased from $2.51 to $3.53 per share; (ii) disclose a proposed merger between UDC Acquisition and the Company; and (iii) provide information regarding UDC Acquisition.

ITEMS 1 THROUGH 11.

         As permitted by General Instruction F to Schedule TO, the information set forth in the entire Amended Offer to Purchase and the Amended and Restated Letter of Transmittal, attached hereto as Exhibits (a)(1)(iv) and (a)(1)(v), respectively, is incorporated into this Amendment No. 3 to Tender Offer Statement on Schedule TO.

ITEM 12.          MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.       Description
-----------       -----------
(a)(1)(iv)        Amended and Restated Offer to Purchase, dated December 11,
                  2001.

(a)(1)(v)         Amended and Restated Letter of Transmittal.+

(a)(1)(vi)        Notice of Guaranteed Delivery.+

(a)(3)(ii)        Schedule 14D-9 filed on or about December __, 2001.+

(d)(x)            Memorandum of Understanding dated December __, 2001.+

--------
+ To be filed by amendment.

(d)(xi) Agreement and Plan of Merger, dated December __, 2001, by and among UDC Acquisition, UDC Holdings Corp., Gregory B.
                  Sullivan, Ernest C. Garcia II and Ugly Duckling Corporation. 1

(e)               None.

(f)               None.

(g)               None.

(h)               None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

         A successful result of the Amended Offer to Purchase would be viewed as having the reasonable likelihood of producing, either directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. Specifically, this transaction may facilitate or result in a transaction that would cause the Common Stock of the Company to be held of record by fewer than 300 persons or to be delisted from the Nasdaq National Market. As such, this transaction is being filed under Schedule 13E-3 and the following items are addressed in addition to any items previously addressed under Schedule TO.


         ITEM 2 OF SCHEDULE 13E-3.

(d) Dividends. The information contained in Section 9 of the Amended Offer to Purchase is incorporated herein by reference.

(e)      Prior Public Offerings.  Not applicable.

(f) Prior Stock Purchases. The information contained in Section 12 of the Amended Offer to Purchase is incorporated herein by reference.


         ITEM 3 OF SCHEDULE 13E-3.

(b)      Business and Background of Entities. The information contained in
Section 5 of the Amended Offer to Purchase is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information contained in Section 5 of the Amended Offer to Purchase is incorporated herein by reference.


         ITEM 4 OF SCHEDULE 13E-3.

(c) Different Terms. Since Mr. Garcia is one of the principals of UDC Acquisition Corp., the Offerer, with respect to the Offer, the Shares owned by him will not be tendered in the Offer.

(d)      Appraisal Rights.  None.


--------
1 Incorporated by reference to Exhibit (5) to Amendment No. 1 to Schedule 14D-9 filed by the Company on December 10, 2001.

(e)      Provisions for Unaffiliated Security Holders.  None.

(f)      Eligibility for Listing or Trading.  Not applicable.


         ITEM 5 OF SCHEDULE 13E-3.

(c) Negotiations or Contracts. The information contained in Section 10 of the Amended Offer to Purchase is incorporated herein by reference.


         ITEM 7 OF SCHEDULE 13E-3.

(a)-(d) The information contained in the Amended Offer to Purchase under the captions "INTRODUCTION" and "SPECIAL FACTORS" is incorporated herein by reference.


         ITEM 8 OF SCHEDULE 13E-3.

(a)-(f) The information set forth in the Amended Offer to Purchase under the captions "SPECIAL FACTORS" is incorporated herein by reference.


         ITEM 9 OF SCHEDULE 13E-3.

(a) Report, Opinion or Appraisal. The information set forth in the Amended Offer to Purchase under the caption "SPECIAL FACTORS" is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Amended Offer to Purchase under the caption "SPECIAL FACTORS" is incorporated herein by reference.

(c) Availability of Documents. The information set forth in the Amended Offer to Purchase under the caption "SPECIAL FACTORS" is incorporated herein by reference.


         ITEM 10 OF SCHEDULE 13E-3.

(c) Expenses. The information contained in Section 8 of the Amended Offer to Purchase is incorporated herein by reference.


         ITEM 12 OF SCHEDULE 13E-3.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Amended Offer to Purchase under the captions "INTRODUCTION" and "SPECIAL FACTORS" is incorporated herein by reference.

(e) Recommendations of Others. The information set forth in the Amended Offer to Purchase under the captions "INTRODUCTION" and "SPECIAL FACTORS" is incorporated herein by reference.


         ITEM 14 OF SCHEDULE 13E-3.

(b) Employees and Corporate Assets. Directors, officers and regular employees of the Company and its affiliates other than Mr. Garcia will not be contacting holders by mail, telephone, telex, telegram messages, mailgram messages, datagram messages or in person regarding the Offer. The Company may request brokers, dealers and other nominees to forward the Amended Offer to Purchase and related materials to be beneficial owners of Shares.



SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 11, 2001


                                       UDC Holdings Corp.

                                       By:  /s/  Ernest C. Garcia
                                            -----------------------------------
                                       Name:  Ernest C. Garcia
                                              ---------------------------------
                                       Title:  President
                                               --------------------------------


                                       UDC Acquisition Corp.

                                       By:  /s/  Ernest C. Garcia
                                            -----------------------------------
                                       Name:  Ernest C. Garcia
                                              ---------------------------------
                                       Title:  President
                                               --------------------------------


                                       Ernest C. Garcia II

                                       /s/ Ernest C. Garcia II
                                       ----------------------------------------

                                       Gregory B. Sullivan

                                       /s/ Gregory B. Sullivan
                                       ----------------------------------------

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in Item 13 of this statement is true, complete and correct.

Date:  December 11, 2001

Ugly Duckling Corporation

By:  /s/ Jon D. Ehlinger
     ------------------------------------------------

Name: Jon D. Ehlinger
     ------------------------------------------------

Title: Vice President, Secretary and General Counsel
      ----------------------------------------------

                                    EXHIBITS


Exhibit No.       Description
-----------       -----------
(a)(1)(i)         Offer to Purchase, dated November 26, 2001.1

(a)(1)(ii)        Letter of Transmittal with Substitute Form W-9.1

(a)(1)(iii)       Notice of Guaranteed Delivery. 1

(a)(1)(iv)        Amended and Restated Offer to Purchase, dated December 11,
                  2001.*

(a)(1)(v)         Amended and Restated Letter of Transmittal.+

(a)(2)            None.

(a)(3)(i) See Offer to Purchase, dated November 26, 2001, attached hereto as Exhibit (a)(1)(i).

(a)(3)(ii)        Schedule 14D-9 filed on or about December __, 2001.+

(a)(4)            Not applicable.

(a)(5)(i)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees. 1

(a)(5)(ii)        Form of Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees. 1

(a)(5)(iii)       Form W-9 Guidelines. 1

(a)(5)(iv) Summary Advertisement as published in the Wall Street Journal on November 26, 2001. 1

(a)(5)(v)         Revised Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.+

(a)(5)(v)         Revised Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.+

(b)               Business Loan Agreement, dated October 9, 2001, by and among
                  Ernest C. Garcia II, Elizabeth Joanne Garcia, Verde
                  Investments, Inc. and Bank One Arizona, N.A. 2

--------
1 Previously filed on Schedule TO filed by Ernest C. Garcia II on November 26, 2001.

*    Filed herewith.

+    To be filed by amendment.

2 Previously filed on Amendment No. 1 to Schedule 13E-3 by Ernest C. Garcia II on October 31, 2001.

(d)(i)            Proxy Statement for 2001 Annual Meting of Ugly Duckling
                  Corporation; "Proposal to be Voted On - Issuance of Warrants."
                  3

(d)(ii)           Stock Purchase Agreement, dated January 9, 2001, by and among
                  Harris Associates, L.P., Ernest C. Garcia, II and Cygnet
                  Capital Corporation. 4

(d)(iii)          Stock Purchase Agreement, dated January 9, 2001, by and among
                  Harris Associates, L.P., Ernest C. Garcia, II and Cygnet
                  Capital Corporation. 4

(d)(iv)           Loan Agreement, dated January 11, 2001, by and between Ugly
                  Duckling Corporation and Verde Investments, Inc. 4

(d)(v)            Form of Warrant Agreement, dated July 25, 2001, by and between
                  Ugly Duckling Corporation and Verde Investments, Inc. 4

(d)(vi) Stock Pledge Agreement, dated November 28, 2000, by and between Ernest C. Garcia, II, Joanne E. Garcia, Arbco
                  Associates, L.P. and Kayne Anderson Capital Income Partners,
                  L.P. 4

(d)(vii) Non-Qualified Stock Option Agreement, dated March 2, 1999, between Ernest C. Garcia, II and Ugly Duckling Corporation. 4

(d)(viii)         Letter Agreement, dated March 15, 2001, by and among Cygnet
                  Capital Corporation, Arbco Associates, L.P. and Kayne Anderson
                  Non-Traditional Investments, L.P. 4

(d)(ix)           Stock Pledge Agreement, dated March 15, 2001, by and among
                  Ernest C. Garcia, II, Elizabeth Joanne Garcia, Arbco
                  Associates, L.P. and Kayne Anderson Non-Traditional
                  Investments, L.P. 4

(d)(x) Agreement and Plan of Merger, dated December 10, 2001, by and among UDC Acquisition Corp., UDC Holdings Corp., Gregory B.
                  Sullivan, Ernest C. Garcia II and Ugly Duckling Corporation. 5

(e)               None.

(f)               None.

(g)               None.

(h)               None.

--------
3 Incorporated by reference to Proxy Statement on Form DEF 14A filed by Ugly Duckling Corporation on November 13, 2001.


4    Previously filed on Schedule 13E-3 by Ernest C. Garcia II on January 25,
     2001

5 Incorporated by reference to Exhibit (5) to Amendment No. 1 to Schedule 14D-9 filed by Ugly Duckling Corporation on December 10, 2001.